SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.    )

Unum Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

903214104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903214104	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 897,773(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 897,773(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,773(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by NLV III (as defined in Item 2(a) below). NLVA III (as defined in Item 2(a) below) is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III (as defined in Item 2(a) below) is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of Hunt, Lathi, and Ratcliffe (each as defined in Item 2(a) below), the managing directors of NLV Management III (collectively, the “NLV Managing Directors”) may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 897,773(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 897,773(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,773(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 897,772(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 897,772(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,772(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma I (as defined in Item 2(a) below). NLBA I (as defined in Item 2(a) below) is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 897,772(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 897,772(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,772(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma I. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may each be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,795,545(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,795,545(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,545(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

897,773 of such shares are held of record by NLV II. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 897,772 of such shares are held of record by Biopharma I. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,795,545(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,795,545(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,545(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

897,773 of such shares are held of record by NLV II. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 897,772 of such shares are held of record by Biopharma I. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,795,545(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,795,545(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,545(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

897,773 of such shares are held of record by NLV II. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 897,772 of such shares are held of record by Biopharma I. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 903214104	13G	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liam T. Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,475(1)
	6	SHARED VOTING POWER 1,795,545(2)
	7	SOLE DISPOSITIVE POWER 8,475(1)
	8	SHARED DISPOSITIVE POWER 1,795,545(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,020(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The shares reported in row 5 and 7 above consist of Common Stock underlying a stock option directly owned by Ratcliffe and exercisable within 60 days of December 31, 2018.
(2)

897,773 of the shares reported in rows 6 and 8 are held of record by NLV II. NLVA II is the general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA II and ultimate general partner of NLV II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 897,772 of the shares reported in rows 6 and 8 are held of record by Biopharma I. NLBA I is the general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLBA I and ultimate general partner of Biopharma I and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(3)

Based on 29,997,947 shares of Common Stock, calculated as follows: (i) 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018, plus (ii) 8,475 shares of Common Stock subject to stock option awards that have been granted to Mr. Ratcliffe in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018.

CUSIP No. 903214104	13G	Page 10 of 14 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

Unum Therapeutics Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Cambridge Park Drive, Suite 3100

Cambridge, MA 02140

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is being filed by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLVA III”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”) and New Leaf BPO Associates I, L.P. (“NLBA I” and together with NLV III, NLVA III, NLV Management III and Biopharma I, the “Reporting Entities”), Ronald M. Hunt (“Hunt”), Vijay K. Lathi (“Lathi”) and Liam T. Ratcliffe (“Ratcliffe” and, together with Hunt and Lathi, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons (other than Lathi) is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036.

The address of the principal business office of Lathi is New Leaf Venture Partners, 1200 Park Place, Suite 300, San Mateo, CA 94043.

Item 2(c).	Citizenship:

Each of NLV III, NLVA III, Biopharma I and NLBA I is a limited partnership organized under the laws of the State of Delaware.

NLV Management III is a limited liability company organized under the laws of the State of Delaware.

Each Managing Director is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

903214104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 903214104	13G	Page 11 of 14 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See line 9 of cover sheets.

NLV III is the record owner of 897,773 shares of Common Stock (the “NLV III Shares”). As the sole general partner of NLV III, NLVA III may be deemed to own beneficially the NLV III Shares. As the sole general partner of NLVA III and ultimate general partner of NLV III, NLV Management III may be deemed to own beneficially the NLV III Shares. As the individual managing directors of NLV Management III, each of the NLV Managing Directors also may be deemed to own beneficially the NLV III Shares.

Biopharma I is the record owner of 897,772 shares of Common Stock (the “Biopharma I Shares”). As the sole general partner of Biopharma I, NLBA I may be deemed to own beneficially the Biopharma I Shares. As the sole general partner of NLBA I and ultimate general partner of Biopharma I, NLV Management III may be deemed to own beneficially the Biopharma I Shares. As the individual managing directors of NLV Management III, each of the NLV Managing Directors also may be deemed to own beneficially the Biopharma I Shares.

In addition to the NLV III Shares and Biopharma I Shares, Ratcliffe is the direct owner of 8,475 shares of Common Stock underlying fully vested stock options.

(b)	Percent of class:

See line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 29,989,472 shares of Common Stock outstanding as of October 31, 2018, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2018, as filed with the Securities and Exchange Commission on November 13, 2018, plus in the case of Ratcliffe 8,475 shares of Common Stock subject to stock option awards that have been granted to Hunt in his capacity as a director of the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NLV III, NLVA III, Biopharma I and NLBA I, and the limited liability company agreement of NLV Management III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 903214104	13G	Page 12 of 14 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement Regarding Joint Filing of Schedule 13G.

CUSIP No. 903214104	13G	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay K. Lathi

*
Ronald M. Hunt

*
Liam T. Ratcliffe

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No. 903214104	13G	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	NEW LEAF BPO ASSOCIATES I, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES I, L.P.

By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer